February 5, 2025

Oki Oki Matsumoto
Executive Chairperson
Coincheck Group N.V.
Apollolaan 151
1077 AR Amsterdam
The Netherlands

       Re: Coincheck Group N.V.
           Registration Statement on Form F-1
           Filed January 28, 2025
           File No. 333-284537
Dear Oki Oki Matsumoto:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
Cover Page

1. Please disclose on the cover page the price that each Selling Securityholder paid for their Ordinary Shares, Private Warrants, and Ordinary Shares issuable upon the exercise of Private Warrants being offered for resale. Highlight any differences in the current trading price, the prices that the Selling Securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that public securityholders may not experience a rate of return similar to that of the Selling Securityholders because of differences in respective purchase prices and the current trading price. Quantify the potential profit the Selling
       Securityholders will earn based on the current trading price and revise your risk factor disclosure as necessary.
 February 5, 2025
Page 2

2. You state that if the trading price of the Ordinary Shares is less than $11.50, you expect warrantholders will not exercise their warrants. Please place this disclosure in context by disclosing the market price of the Ordinary Shares as of the most recent practicable date. Similarly revise the prospectus summary, risk factors, MD&A and use of proceeds section.
Risk Factors
Risks Related to Our Securities
The Ordinary Shares being registered in this prospectus, page 53

3. Please illustrate the risks of negative pressure on the public trading price of the
       Ordinary Shares posed by the potential sales of shares under this registration statement by disclosing the purchase price of the securities being offered for resale.
       Also disclose that private investors have an incentive to sell because they will still profit on sales because they purchased their shares at a lower price than public investors, even though the current trading price of the Ordinary Shares is below the
       SPAC IPO price.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 95

4. We note that it is unlikely you will receive significant proceeds from exercises of the
       Warrants given the disparity between the exercise price of the Warrants and the current trading price of the Ordinary Shares. Please address in your discussion of capital resources any changes in your liquidity position since the Business
       Combination. If you are likely to have to seek additional capital, discuss the effect of this offering on your ability to raise additional capital.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Lulu Cheng at 202-551-3811 or J. Nolan McWilliams at 202-551-3217
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Crypto
Assets
cc:   Mark Brod